UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2013 (Report no. 1)

Commission File Number: 000-30820

TIKCRO TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

16 Hatidhar Street, Raanana 43652, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8, Registration No. 333-12904.

CONTENTS

Tikcro Technologies Ltd. (the “Company”) entered into a Bonus Rights Agreement (the “Rights Plan”) on September 12, 2005 with American Stock Transfer & Trust Company, LLC, as Rights Agent, pursuant to which one bonus right was distributed in respect of each ordinary share of the Company. Capitalized terms used but not defined herein shall have the definitions ascribed to them in the Rights Plan.

The Company entered as of February 1, 2013 into an agreement with Mr. Steven Bronson (the "Agreement"), pursuant to which Mr. Bronson undertook to maintain the confidentiality of non-public information that the Company may provide to him about its business.  Mr. Bronson also undertook not to be the beneficial owner of more than 1,500,094 ordinary shares of the Company and not to vote more than 1,334,829 ordinary shares of the Company, or 14.99% of the Company's outstanding ordinary shares.  The Company undertook to postpone the Distribution Date under the Rights Plan for 30 Business Days following the termination of the Agreement.  The Agreement will be in effect until either of the parties terminates it.

The Audit Committee and Board of Directors of the Company have determined to defer the Distribution Date under the Rights Plan to the close of business on the 30th Business Day following the termination of the Agreement.

The foregoing discussion of the Rights Plan is qualified in its entirety by reference to the full text of the Rights Plan, as amended on December 10, 2012, a copy of which has been filed by the Company with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIKCRO TECHNOLOGIES LTD.

By:	/s/ Aviv Boim
Aviv Boim
Chief Executive Officer

Date: February 4, 2013